March 31, 2011

Ms. Linda Cvrkel

Branch Chief, Division of Corporate Finance

Securities and Exchange Commission

100 F. Street NE

Washington D.C.  20549

Re:	K-Sea Transportation Partners, L.P.
Form 10-Q for the Quarter ended December 31, 2010
Filed February 9, 2011
File No. 001-31920

Dear Ms. Cvrkel:

This letter sets forth the responses of K-Sea Transportation Partners L.P., a Delaware limited partnership (the “Partnership”), to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter, dated March 25, 2011 (the “Comment Letter”), regarding the Partnership’s Form 10-Q for the Quarter ended December 31, 2010 (the “10-Q”).  For your convenience, we have repeated the Staff’s comment in bold type face exactly as given in the Comment Letter and set forth below such comment is our response.

Form 10-Q for the Quarter Ended December 31, 2010

Note 1. The Partnership

1.              We note your disclosure that the partnership’s consolidated statement of partners’ capital for the six months ended December 31, 2010 includes a revision of $1,202 related to the allocation of a prior period distribution to partners among the classes of equity presented in the statement of partners’ capital. Please explain to us the reason for this revision and tell us why you believe it is appropriate to reflect this revision in the three months ended December 31, 2010, rather than account for the revision as a correction of an error in accordance with ASC 250-10-45.

In respect of the quarter ended June 30, 2009, the Partnership declared a distribution of $0.77 per unit.  The distribution to the common unit holders was a cash distribution, while the distribution to the General Partner was in the form of common units.  The distribution to the General Partner represented a partial distribution of the General Partner’s capital account.  As a result, the distribution should have been presented as a reduction to the General Partner’s capital account presented in the consolidated statement of partners’ capital. The distribution was allocated, however, to the common unit holders’ capital account in the consolidated statement of partners’ capital.

In determining that it was appropriate to reflect the revision of this misstatement in the three months ended December 31, 2010, rather than account for the revision as a correction of an error in accordance with ASC 250-10-45, management performed quantitative and qualitative analyses pursuant to the authoritative guidance in SAB 99.

In connection with its quantitative analysis, management used a 5% threshold of equity for assessing materiality, which it believes to be a reasonable starting point. Using this 5% threshold, the misstatement was not material to total equity; however, it may be considered material to the separate equity classifications reported in the statement of partners’ capital for the annual period ended June 30, 2010, and the three, three, six and nine month periods ended September 30, 2009, September 30, 2010, December 31, 2009 and March 31, 2009, respectively.

In connection with its qualitative analysis, management considered the qualitative factors  identified by SAB 99.  These factors and management’s assessment of them are set forth below:

•                  Whether the misstatement arises from a precisely measurable item or an estimate.

•                  The misstated amount was precisely measurable.

•                  Whether it masks a change in earnings or other trends.

•                  The misstatement had no effect on the consolidated statements of operations and did not mask a change in earnings or other trends.

•                  Whether it hides a failure to meet analysts’ consensus expectations.

•                  Management believes that the misstatement had no impact on earnings or any of the other measures followed by analysts.  Management believes an investor would be interested in knowing whether or not the Partnership had the ability to generate enough cash flow to meet its operating cash requirement and to be able to distribute dividends to its shareholders. The two most important measures of the Partnership’s performance and liquidity are net income and EBITDA.  Mistakenly allocating the general partner distribution to the common units did not affect these measures.

•                  Whether it changes a loss into income or vice versa.

•                  The misstatement did not impact the statement of operations and therefore did not change a loss to income or vice versa for the Partnership.

•                  The misstatement did not change the amount of the distribution; rather, it merely reclassified how the amount was allocated among the different classifications of equity.

•                  Whether it concerns an individual segment.

•                  The misstatement did not impact segment reporting as the Partnership has only one segment.

•                  Whether it affects compliance with regulatory or contractual requirements or loan covenants

•                  The misstatement did not impact regulatory or contractual requirements or loan covenants.  The debt covenants for the periods noted included a fixed charge coverage ratio, a funded debt to total capitalization (or tangible capitalization) ratio, total funded debt to EBITDA, and Asset Coverage ratio. Since these covenants are based on total capitalization, and the adjustment relates to the allocation of amounts among the classes of equity, management assessed that the misstatement and the correction had no impact.

•                  The misstatement did not affect the rights of the investors as the amounts of cash or common units distributed is defined by the partnership agreement and is based on the number of units which they hold, not the dollar amount shown for such units on the consolidated statement of partners’ capital.

•                  The distribution had no impact on the taxable income reported in the Partnership’s tax return or the K-1’s of the individual investors. The common units issued to the General Partner in lieu of a cash distribution resulted in the General Partner owning both general partner units and  limited partner common units, which were appropriately accounted for in the allocation of income to the K-1’s of the individual investors.

•                  Whether it has the effect of increasing management’s bonuses or compensation.

•                  The misstatement did not have and will not have any impact on management’s bonuses or prior or current years’ bonuses or compensation, respectively.

•                  Whether it conceals an unlawful transaction.

•                  The misstatement resulted from human oversight and did not conceal any unlawful transactions.

•                  Whether management expects, based on market price volatility, that a misstatement may result in a market reaction.

•                  Management did not and does not expect that the misstatement would result in a market reaction.

Based on the foregoing analyses, management concluded that the misstatement was immaterial.  Although management’s quantitative analysis suggested that the misstatement may be considered quantitatively material to the classifications of equity, it was quantitatively immaterial to the Partnership’s total equity and the statement of operations ($0 impact) for all relevant periods.  Moreover, the qualitative assessment overwhelmingly indicated that the misstatement was immaterial because it, among other things, (a) did not mask a trend in earnings, (b) was not likely to result in a market reaction because the impact on common equity was negligible from a public investor viewpoint, (c) did not change a loss into income, and (d) did not affect compliance with regulatory or contractual requirements or loan covenants.  Management therefore recorded the distribution adjustment as a revision to the Partnership’s consolidated statement of partners’ capital for the three months ended December 31, 2010 and provided note disclosure to describe the revision.  Management’s conclusion was discussed with and approved by the Partnership’s Audit Committee prior to the filing of the 10-Q.

*   *   *   *

The Partnership hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Partnership may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or comments, please do not hesitate to contact the undersigned at (732) 339-6161.

Sincerely yours,

Terrence P. Gill

Chief Financial Officer

cc:                                 Linda Cvrkel, Securities and Exchange Commission

Sean T. Wheeler, Latham & Watkins LLP

Donald G. Brenner, PricewaterhouseCoopers LLP

David N. Mandelbaum, PricewaterhouseCoopers LLP